UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2022

Commission File No. 001-36085

CNH INDUSTRIAL N.V.

(Translation of Registrant’s Name Into English)

25 St. James’s Street,

London, SW1A 1HA

United Kingdom

Tel. No.: +44 1268 533000

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CNH INDUSTRIAL N.V.

Form 6-K for the month of February 2022

The following exhibits are furnished herewith:

Exhibit 99.1	Press release, dated February 8, 2022 titled: “CNH Industrial reports strong full year performance in 2021, the last year of operations prior to the demerger of Iveco Group effective January 1, 2022. Consolidated revenues of $33.4 billion (up 28% year on year), net income of $1,760 million, with adjusted diluted EPS of $1.35, and adjusted EBIT of Industrial Activities of $2,114 million the highest in Company history. Free cash flow of Industrial Activities positive $1,751 million.”

Exhibit 99.2	CNH Industrial N.V. Fourth Quarter and Full-Year 2021 Results Review Presentation

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNH Industrial N.V.

By:	/s/ Roberto Russo
Name:	Roberto Russo
Title:	Chief Legal and Compliance Officer

February 8, 2022

Index of Exhibits

Exhibit Number	Description of Exhibit
Exhibit 99.1	Press release, dated February 8, 2022 titled: “CNH Industrial reports strong full year performance in 2021, the last year of operations prior to the demerger of Iveco Group effective January 1, 2022. Consolidated revenues of $33.4 billion (up 28% year on year), net income of $1,760 million, with adjusted diluted EPS of $1.35, and adjusted EBIT of Industrial Activities of $2,114 million the highest in Company history. Free cash flow of Industrial Activities positive $1,751 million.”

Exhibit 99.2	CNH Industrial N.V. Fourth Quarter and Full-Year 2021 Results Review Presentation